Exhibit 99

079162

PRESS RELEASE

AEGON AND CAJA DE BADAJOZ AGREE ON JOINT VENTURE

The Hague / Badajoz, July 25, 2005 – The Dutch life insurance company AEGON and the Spanish savings bank Caja de Badajoz have reached an agreement to establish a 50-50 life insurance joint venture to sell life insurance, accident and pension products through the branch network of Caja de Badajoz.

Caja de Badajoz will provide the joint venture exclusive access to its network of 200 branches. AEGON will contribute its insurance expertise. In addition, the joint venture will make use of the back office capabilities of AEGON’s existing platform in Spain.

At the end of the fifth year of the joint venture, AEGON will pay Caja de Badajoz an amount based on 50 percent of the appraisal value of the joint venture, which will be determined on the basis of achieved performance and according to a pre-agreed formula.

The transaction is in line with AEGON’s strategy to further strengthen its bancassurance distribution capabilities in the fast growing Spanish life insurance and pension markets. The joint venture with Caja de Badajoz will complement the successful joint venture with Caja de Ahorros del Mediterráneo (CAM). The strategic partnership with Caja de Badajoz will provide AEGON a stronger position in the Spanish market.

The transaction is expected to close in the fourth quarter of 2005 and is subject to approval from the Spanish regulatory authorities.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic. For more information, visit the company’s website at www.aegon.com.

About Caja de Badajoz

The savings bank Caja de Badajoz, established in 1889, has a network of 200 branches, which are concentrated in the Extremadura region. Caja de Badajoz, which is headquartered in Badajoz, offers a wide range of retail products to its clients.

At the end of 2004, Caja de Badajoz employed 857 people. Its total assets amounted to EUR 2.8 billion. Net earnings of the group were EUR 24 million in 2004. For more information, visit the company’s website at www.cajabadajoz.es.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

♦	changes in the performance of financial markets, including emerging markets, including:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	the frequency and severity of insured loss events;

♦	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	acts of God, acts of terrorism and acts of war;

♦	changes in the policies of central banks and/or foreign governments;

♦	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	customer responsiveness to both new products and distribution channels;

♦	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	the impact on our reported financial results and financial conditions as a result of our adoption of international financial reporting standards.

AEGON N.V.		Caja de Badajoz
Group Corporate Affairs & Investor Relations		Servicio de Atención al Cliente

The Hague, the Netherlands		Badajoz, Spain
Analysts & Investors	+31 (0)70 344 83 05	Telephone	+ 34 924 21 40 92
Media	+31 (0)70 344 83 44	Fax	+ 34 924 21 40 73
Email	gca-ir@aegon.com	Email	buzon@cajabadajoz.es

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free)
+1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

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